Exhibit 99.1

CONTACT: Nelson F. Isabel

                Vice-President, Investor Relations

& Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL ACQUIRES PRESTWICK PHARMACEUTICALS

Represents Ongoing Implementation of Company’s New Strategic Focus

Provides Company’s First Commercial Product in Specialty CNS Markets

TORONTO, Canada, September 17, 2008 - Biovail Corporation (NYSE, TSX: BVF) today announced it has acquired Prestwick Pharmaceuticals, Inc., a privately held, U.S.-based pharmaceutical company that holds the Canadian and U.S. licensing rights to Xenazine® (tetrabenazine tablets). Xenazine® was recently approved by the United States Food and Drug Administration (FDA) for the treatment of chorea associated with Huntington’s disease. Xenazine® was granted Orphan Drug designation by the FDA, which provides the product with seven years of market exclusivity in the United States.

Prestwick recently entered into an exclusive agreement with Ovation Pharmaceuticals, Inc., a leading U.S.-based specialty biopharmaceutical company, to commercialize Xenazine® in the U.S. The product’s commercial launch is anticipated late-2008.

“We are delighted to have acquired Prestwick, and with it, an interest in Xenazine® – the first and only FDA-approved treatment for any symptom of Huntington’s disease,” said Biovail Chief Executive Officer Bill Wells. “The transaction meets all of our acquisition criteria, and represents Biovail’s first commercial exposure to specialty markets in central nervous system, or CNS disorders. The acquisition is another important step in the implementation of our New Strategic Focus.”

Under the terms of the agreement, Biovail has paid $100 million to acquire 100% of Prestwick Pharmaceuticals, Inc. and related license rights. Beyond Xenazine®, the acquisition also provides Biovail with other early-stage products, including Lisuride Sub Q (advanced Parkinson’s disease), Lisuride Patch (Parkinson’s disease) and D-Serine (Schizophrenia).

Biovail will commercialize tetrabenazine tablets in Canada (marketed under the Nitoman® brand name) through the Biovail Pharmaceuticals Canada sales force. Biovail will pay a variable supply price that ranges from 50% to 67% of net sales to Cambridge Laboratories (Ireland) Ltd., the worldwide license holder of tetrabenazine. In addition, Biovail holds an option to develop future related products with Ovation for the U.S. market in conjunction with Cambridge.

The transaction is expected to be accretive to both earnings per share and cash flows in 2009.

Transfer of U.S. Commercialization Rights to Ovation Pharmaceuticals, Inc.

Prestwick recently entered into an exclusive supply and marketing agreement with Ovation Pharmaceuticals, Inc. for Xenazine® in the U.S. Following Biovail’s acquisition of Prestwick, Biovail will supply the product to Ovation for a variable percentage of the product’s annual net sales. For net sales up to $125 million, Biovail’s supply price will be 72% of net sales. Beyond $125 million, Biovail’s supply price will be 65% of net sales. At both tiers, Biovail will pay a supply price of 50% of net sales to Cambridge.

Ovation will market Xenazine® to U.S. specialists through a 48-person sales force, which already markets a number of other products targeting CNS disorders, including epilepsy and Attention Deficit Disorder. As part of the agreement, Biovail holds an option to co-promote Xenazine® in the United States. Should this option be exercised, Biovail has the right to utilize Ovation’s existing infrastructure to assist in the recruitment, training and operational management of a sales force.

Approval of Xenazine®

Xenazine® was approved by the FDA on August 15, 2008 for the treatment of chorea associated with Huntington’s disease, based on the results of a double-blind, placebo-controlled, Phase 3 study that found that Xenazine® significantly reduced patients’ chorea burden, improved global outcome scores, and was generally safe and well tolerated. Additional post-marketing preclinical studies further elucidating the safety profile of the product will be conducted. Xenazine® has been available in Europe for more than 30 years and in Canada since 1996.

About Huntington’s Disease

Affecting an estimated 25,000 Americans, Huntington’s disease is a devastating neurodegenerative disease that causes progressive movement disorders, cognitive dysfunction and behavioral changes and is ultimately a fatal condition. Chorea is the most common symptom, affecting approximately 90% of Huntington’s disease patients, and is characterized by excessive, involuntary and repetitive movements, which are the most visible and dangerous manifestations of Huntington’s disease and interfere with patients’ abilities to perform activities of daily living, including dressing, bathing and caring for themselves. For more information about Huntington’s disease, please visit http://www.hdfoundation.org or http://www.hdsa.org.

About Xenazine® (tetrabenazine)

Xenazine® is indicated for the treatment of chorea associated with Huntington’s disease. Xenazine® is a highly selective and reversible centrally-acting dopamine depleting drug that works by inhibiting a molecule known as vesicular monoamine transporter 2 (VMAT2). Full prescribing information is available on the Investor Relations page of Biovail’s website at www.biovail.com.

Important Safety Information

The most frequent adverse events reported with Xenazine® include sedation/somnolence, fatigue, insomnia, depression, akathisia and nausea. Xenazine® can increase the risk of depression and suicidal thoughts and behavior (suicidality) in patients with Huntington’s disease and the drug is therefore contraindicated in patients who are actively suicidal, and in patients with untreated or inadequately treated depression. Xenazine® is also contraindicated in patients with impaired hepatic function and in patients taking monoamine oxidase inhibitors or reserpine. Xenazine® was approved with a required Risk Evaluation and Mitigation Strategy (REMS) to ensure that the benefits of the drug outweigh its risks, particularly the risks of depression and suicidal thoughts and actions. REMS is a strategy to manage a known or potential serious risk associated with a drug or biological product.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, statements concerning the terms of the transaction, including the Company’s proposed plans for the supply and promotion of Xenazine® in the U.S. and Canada and the terms for such supply and promotion, the anticipated launch of Xenazine® and the anticipated impact of the transaction on Biovail, and rights associated with future development or products, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration approvals or the impact of post-marketing studies on such approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, uncertainties associated with the development, acquisition and launch of new products, reliance on key strategic alliances, contractual disagreements with third parties, availability of raw materials and finished products, the regulatory environment, consolidated tax rate assumptions, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.